AA
3/16/2004



04003039



# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 52654

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                  MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    ETECH    SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE, SUITE 800
                (No. and Street)

ARCADIA      CA      91006
(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK L. LIANG      626-821-1008
                          (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG
                (Name — if individual, state last, first, middle name)

2760 S. HACIENDA BLVD., HACIENDA HEIGHTS, CA 91745
(Address)      (City)      (State)      Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

AA
3.18.2004

# OATH OR AFFIRMATION

I, _____NICK LIANG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ETECH SECURITIES_____, as of _____12/31_____, _2003_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT & CEO_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ETECH SECURITIES, INC.

## FINANCIAL STATEMENTS

### DECEMBER 31, 2003

# TABLE OF CONTENTS

# CHRISTINA WANG & COMPANY

## CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

## INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
## ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.,** as of December 31, 2003, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.,** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 10, 2004

# ETECH SECURITIES, INC.

## BALANCE SHEET

## DECEMBER 31, 2003

## <u>ASSETS</u>

| | |
|---|---:|
| Cash | $71,428 |
| Commission receivable | 31,942 |
| Property and equipment, at cost, less accumulated depreciation of $114,115 | 83,382 |
| Deposit | 15,684 |
| Start-up expenditures, at cost, less accumulated amortization of $66,061 | 27,725 |
| Lease interest, at cost, less accumulated amortization of $4,973 | -0- |
| | $230,161 |

## <u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

**Liabilities:**

| | |
|---|---:|
| Accrued expenses | $17,303 |

**Commitments and contingent liabilities**

**Stockholders' equity:**

| | |
|---|---:|
| Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares | 420,000 |
| Paid-in capital | 63,000 |
| [Deficits] | [270,142] |
| Total stockholders' equity | 212,858 |
| | $230,161 |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF LOSS

## YEAR ENDED DECEMBER 31, 2003

**Revenues:**

| | |
|---|---:|
| Fee (commission and training) | $470,984 |
| Interest income | 308 |
| Total | 471,292 |

**Expenses:**

| | |
|---|---:|
| Employee compensation and related payroll taxes | 47,205 |
| Commission | 183,853 |
| Communications and data processing | 19,475 |
| Occupancy | 90,518 |
| Operating expenses | 185,163 |
| | [526,214] |
| [Loss] before income taxes | [54,922] |
| Provision for income tax | 800 |
| **NET [LOSS]** | $[55,722] |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY

### YEAR ENDED DECEMBER 31, 2003

| | | Common Stock, No Par Value; 100,000,000 Shares Authorized | | | |
| | Number of Shares Issued | Amount | Paid-in Capital | [ Deficits ] | T o t a l |
|---|---|---|---|---|---|
| Balance Beginning of Year | 420,000 | $420,000 | $63,000 | $[214,420] | $268,580 |
| Net [Loss] | - | - | | [55,722] | [55,722] |
| **Balance End of Year** | **420,000** | **$ 420,000** | **$ 63,000** | **$[270,142]** | **$212,858** |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2003

**Cash Flows from Operating Activities**

|  |  |  |
|---|---|---|
| Net [Loss] |  | $[55,722] |
|  |  |  |
| Adjustments to Reconcile Net [Loss] to |  |  |
| Net Cash [Used in] Operating Activities: |  |  |
| Depreciation and amortization | $55,205 |  |
| Decrease/[Increase] in: |  |  |
| Commission receivable | [7,854] |  |
|  |  |  |
| Increase/[Decrease] in: |  |  |
| Accrued expenses | [562] |  |
| Total adjustments |  | 46,789 |
|  |  |  |
| Net Cash [Used in] Operating Activities |  | [8,933] |

**Cash Flows from Investing Activities**

|  |  |
|---|---|
| Acquisition of property and equipment | -0- |

**Cash Flows from Financing Activities**

|  |  |
|---|---|
| Increase in paid-in capital | -0- |

|  |  |
|---|---|
| Net [Decrease] in Cash | [8,933] |
| Cash - Beginning of Year | 80,361 |
| **CASH - END OF YEAR** | **$71,428** |

The accompanying notes are integral part of these financial statements.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

### 1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2000.

### 2. - SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

**Property and Equipment**
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

**Start-up Expenditures**
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $18,757.

**Lease Interest**
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period. Amortization charged to operation was $1,243.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2003

**Income Taxes**
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

**Depreciation and Amortization**
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

**Statement of Cash Flows**
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

## 3. - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

|  | C o s t | L i v e s |
|---|---|---|
| Machinery and equipment | $122,356 | 3-5 years |
| Office furniture and fixtures | 32,833 | 7-10 years |
| Leasehold improvements | 42,308 | 7-10 years |
|  | 197,497 |  |
| Less accumulated depreciation | [114,115] |  |
| Net | $ 83,382 |  |

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

### 4. - COMMITMENTS

(a) The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $7,170 per month at 3-4 percents index per year and such lease expires on May 30, 2005.

The lease has been accounted for as operating lease. Minimum future annual rental commitments for this lease are as follows:

| Year Ending | Amount |
|---|---|
| December 31, 2004 | $87,724 |
| December 31, 2005 | 38,447 |

The rent expense for the year ended December 31, 2003 was $90,518.

(b) Minimum commitments for automobile lease were as follows:

| Year Ending | Amount |
|---|---|
| December 31, 2004 | $22,631 |
| December 31, 2005 | 22,631 |
| December 31, 2006 | 22,631 |
| December 31, 2007 | 15,081 |

The Company leases an automobile at $1,886 per month under an operating lease, which expires in September 4, 2007. Auto lease payments for the year ended December 31, 2003 was $14,724.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

### 5. - INCOME TAXES

The provision for income taxes at December 31, 2003 consists of the follows:

| | |
|---|---|
| State franchise tax expense | $800 |

### 6. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2003, the Company has net capital of $ 86,067 which was $81,067 is excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.201 to 1.

### 7. - SUPPLEMENT CASH FLOWS INFORMATION

Income tax payments for year ended December 31, 2003 amount to $800.

# CHRISTINA WANG & COMPANY

## CERTIFIED PUBLIC ACCOUNTANT

**2760 SOUTH HACIENDA BLVD.**
**HACIENDA HEIGHTS, CA 91745**

**TEL: (626) 336-7522**
**FAX: (626) 369-6198**

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To Board of Directors of
## ETECH SECURITIES, INC.

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2003, and for the year then ended, and have issued my report thereon dated February 10, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 10, 2004

# ETECH SECURITIES, INC.

## COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2003

**Net Capital**

| | | |
|---|---:|---:|
| Total stockholders' equity | | $212,858 |
| | | |
| Deduction and/or charges: | | |
| Nonallowable assets: | | |
|     Nonallowable assets: | | |
|     Net property and equipment | $ 83,382 | |
|     Deposit | 15,684 | |
|     Net start-up expenditures | 27,725 | |
|         Total Deduction and/or charges | | 126,791 |
| **NET CAPITAL** | | **$86,067** |

| | |
|---|---:|
| Aggregate indebtedness | |
|     Items included in statement of financial statement: | |
|         Accrued expenses | $17,303 |
| | |
| Computation of basis net capital requirement | |
|     Minimum net capital required | $5,000 |
| | |
| Ratio: Aggregate indebtedness to net capital | 0.201 to 1 |

| | |
|---|---:|
| Reconciliation with the company's computation | |
|     Net Capital, | |
|         as reported in Company's unaudited FOCUS report | $92,084 |
| | |
|     Allowable assets erroneously reported as nonallowable: | |
|         Audit adjustments to correct overstated income | [5,950] |
|         Audit adjustments to correct understated expenses | [67] |
| | |
| Net Capital per above | $86,067 |

See Independent Auditor's Letter on supplemental information.

# ETECH SECURITIES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2003

**Credit balances**

| | |
|---|---:|
| Free credit balances and other credit balances in customers' security accounts | - $0 - |
| Monies borrowed collateralized by securities carried for the accounts of customers | - 0 - |
| Monies payable against customers' securities loaned | - 0 - |
| Customers' securities failed to receive (including credit balances in continuous net settlement accounts) | - 0 - |
| Credit balances in firm accounts that are attributable to principal sales to customers | - 0 - |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | - 0 - |
| Market value of short security count differences over thirty calendar days old | - 0 - |
| Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days | - 0 - |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | - 0 - |
| **Total credit items** | - 0 - |

See Independent Auditor's Letter on supplemental information.

| | |
|---|---|
| **2760 SOUTH HACIENDA BLVD.** | **TEL: (626) 336-7522** |
| **HACIENDA HEIGHTS, CA 91745** | **FAX: (626) 369-6198** |

Board of Directors
**ETECH SECURITIES, INC.**

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.    Making quarterly securities examinations, counts, verifications, and comparisons

2.    Recordation of differences required by rule 17a-13

3.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Wang & Co., CPA
Hacienda Heights, California
February 10, 2004

# ETECH SECURITIES, INC.

## SCHEDULE OF OPERATING EXPENSES

### YEAR ENDED DECEMBER 31, 2003

**Operating Expenses**

| | |
|---|---:|
| Accounting | $4,085 |
| Advertising | 29,176 |
| Amortization | 20,000 |
| Automobile | 4,002 |
| Auto leasing | 14,724 |
| Bank service charges | 224 |
| Consulting | 2,416 |
| Depreciation | 35,205 |
| Dues and subscriptions | 3,227 |
| Insurance | 16,775 |
| Meal and entertainment | 7,842 |
| Miscellaneous | 437 |
| Office | 14,885 |
| Printing | 515 |
| Repair and maintenance | 5,841 |
| Security alarm | 360 |
| Seminar | 2,429 |
| Taxes and licenses | 3,748 |
| Trade show | 7,146 |
| Training | 1,042 |
| Travel | 11,084 |

**TOTAL OPERATING EXPENSES**      **$ 185,163**

See Independent Auditor's Letter on supplemental information.